EXHIBIT (a)(5)(iv)

GENERAL DYNAMICS COMMENCES TENDER OFFER
FOR ALL OUTSTANDING SHARES OF NEWPORT NEWS SHIPBUILDING

Falls Church, VA —May 4, 2001 – General Dynamics Corporation (NYSE: GD) announced today the commencement of its cash tender offer for all outstanding shares of common stock (including associated rights) of Newport News Shipbuilding Inc. (NYSE: NNS) for $67.50 per share. The offer is being made pursuant to the Agreement and Plan of Merger among General Dynamics, Grail Acquisition Corporation (a wholly owned subsidiary of General Dynamics) and Newport News Shipbuilding, which the parties announced on April 25, 2001.

The tender offer is scheduled to expire at midnight E.S.T. on Friday, June 1, 2001, unless the offer is extended. The consummation of the offer is subject to receipt of a majority of Newport News Shipbuilding shares (on a fully diluted basis), the expiration or termination of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and other conditions specified in the offer documents. Bear, Stearns & Co. Inc. is acting as Dealer Manager for the tender offer and Innisfree M&A Incorporated is acting as Information Agent.

Newport News Shipbuilding, headquartered in Newport News, Virginia, designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs approximately 17,000 people and had 2000 revenues of $2.07 billion. More information about the company can be found at www.nns.com.

General Dynamics, headquartered in Falls Church, Virginia, employs approximately 46,000 people worldwide and anticipates 2001 sales of approximately $11.5 billion. The company has leading market positions in business aviation, information systems, shipbuilding and marine systems, and land and amphibious combat systems. More information about the company can be found on the World Wide Web at www.generaldynamics.com.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News Shipbuilding. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) filed by General Dynamics with the SEC and the Solicitation/Recommendation Statement filed by Newport News Shipbuilding contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available at no charge to all stockholders of Newport News. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC’s website at www.sec.gov.